SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

Isle of Capri Casinos, Inc.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

147575104
(CUSIP Number)

Robert L. Newmark

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, MO 63102

(314) 259-2000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

10/15/2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [__]

(Continued on following pages)

CUSIP No. 147575104                                 Schedule 13D                                                Page 1 of 10

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            JEFFREY D. GOLDSTEIN

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [_ ]
                                                                                                                              b.   [X]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  Not Applicable

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

                                    7.         SOLE VOTING POWER: 36,000 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  16,164,933 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER: 36,000 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  16,164,933 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                16,200,933 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.5%

14.       TYPE OF REPORTING PERSON:  IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 2 of 10

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            RICHARD A. GOLDSTEIN

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [_ ]
                                                                                                                              b.   [X]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  Not Applicable

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

                                    7.         SOLE VOTING POWER:  29,465 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  16,164,933 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER:  29,465 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  16,164,933 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                16,194,398 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.5%

14.       TYPE OF REPORTING PERSON:  IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 3 of 10

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            ROBERT S. GOLDSTEIN

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [    ]
                                                                                                                              b.   [X ]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  Not Applicable

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

                                    7.         SOLE VOTING POWER:  67,194 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  16,164,933 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER:  67,194 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  16,164,933 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                16,232,127 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.6%

14.       TYPE OF REPORTING PERSON:  IN

CUSIP No. 147575104                                 Schedule 13D                                                Page 4 of 10

1.         NAMES OF REPORTING PERSONS

            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
            GFIL HOLDINGS, LLC

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions):
                                                                                                                              a.   [__]
                                                                                                                              b.   [X ]

3.         SEC USE ONLY:

4.         SOURCE OF FUNDS (See Instructions):  OO

5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                                                               [__]

6.         CITIZENSHIP OR PLACE OF ORGANIZATION:  DELAWARE

                                    7.         SOLE VOTING POWER:  16,065,457 shares

NUMBER OF

SHARES

BENEFICIALLY         8.         SHARED VOTING POWER:  0 shares

OWNED BY

EACH

REPORTING               9.         SOLE DISPOSITIVE POWER:  16,065,457 shares

PERSON

WITH

                                    10.       SHARED DISPOSITIVE POWER:  0 shares

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                16,065,457 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  49.1%

14.       TYPE OF REPORTING PERSON:  OO

CUSIP No. 147575104                                 Schedule 13D                                                Page 5 of 10

EXPLANATORY NOTE:  This Amendment No. 8 is being filed to report that the persons filing this Schedule 13D (the “Filing Persons”) have entered into a Contribution Agreement, dated as of October 15, 2010 (the “Contribution Agreement”), pursuant to which the Filing Persons and certain other Goldstein family trusts or entities, including Goldstein Group, Inc., B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P., I.G. Isle Partnership, and the Robert S. Goldstein 2008 Irrevocable Trust (collectively, the “Goldstein Family Group”) have contributed their respective shares of common stock, par value $.01 per share (the “Common Stock”), of Isle of Capri Casinos, Inc., a Delaware corporation (“Isle of Capri” or the “Issuer”), to GFIL Holdings, LLC, a Delaware limited liability company (“GFIL”), in exchange for membership interests in GFIL.  The Goldstein Family Group has formed GFIL and entered into the transactions set forth in the Contribution Agreement to provide for the collective ownership of their shares of the Common Stock.  As a result of the contributions of Common Stock pursuant to the Contribution Agreement, each of Goldstein Group, Inc., B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P., I.G. Isle Partnership, and the Robert S. Goldstein 2008 Irrevocable Trust no longer have any voting or investment power over the Common Stock and, accordingly, are not included as Filing Persons to this Amendment No. 8 to Schedule 13D.

In addition, this Amendment No. 8 reports that the parties to that certain Agreement, dated as of April 30, 2010 (the “Goldstein Family Agreement”), have terminated the Goldstein Family Agreement effective as of October 15, 2010.  As previously reported, the Goldstein Family Agreement included, among other things, an agreement by the parties thereto to coordinate their efforts with each other with respect to their ownership of securities of the Issuer and ensure that their respective interests were appropriately considered by the Board of Directors of the Issuer.  In addition, this Amendment No. 8 reports that the actions contemplated by that certain Agreement, dated as of June 27, 2010 (the “Governance Agreement”), entered into by certain members of the Goldstein family and the Issuer with respect to proposed amendments to the Issuer’s certificate of incorporation and bylaws and other corporate governance matters has terminated in accordance with its terms such that the amendments and corporate governance matters did not go into effect.

ITEM 2.  IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein and GFIL Holdings, Inc.

(a) - (c)       Jeffrey D. Goldstein is a Director of Isle of Capri and the brother of Richard A. Goldstein and Robert S. Goldstein.  Jeffrey D. Goldstein is the Chairman and President of Alter Company, a wholly-owned subsidiary of the Goldstein Group, Inc., whose principal business is the transportation of commodities on the inland waterways, the Vice Chairman of the Board and President of Goldstein Group, Inc., and is a member of the Board of Managers of GFIL Holdings, Inc.  Jeffrey D. Goldstein’s business address is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

                   Richard A. Goldstein is a Director of Isle of Capri and the brother of Jeffrey D. Goldstein and Robert S. Goldstein, Vice President of Alter Trading Corporation, a wholly-owned subsidiary of the Goldstein Group, Inc., whose principal business is scrap metal recycling, Executive Vice President of Goldstein Group, Inc., and is a member of the Board of Managers of GFIL Holdings, Inc.  Richard A. Goldstein’s business address is 700 Office Parkway, St. Louis, Missouri 63141.  Alter Trading Corporation has no ownership of securities of Isle of Capri.

                   Robert S. Goldstein is a Director and Vice Chairman of Isle of Capri, and the brother of Jeffrey D. Goldstein and Richard A. Goldstein.  Robert S. Goldstein is the Chairman, Chief Executive Officer and President of Alter Trading Corporation and has been associated with

CUSIP No. 147575104                                 Schedule 13D                                                Page 6 of 10

                   that company since 1977, the Chairman of the Board and CEO of Goldstein Group, Inc., and is a member of the Board of Managers of GFIL Holdings, Inc.  Mr. Goldstein’s business address is 700 Office Parkway, St. Louis, Missouri 63141.

                   GFIL Holdings, LLC is a Delaware limited liability company formed by certain members of the Goldstein Family for the purpose of providing for the collective ownership of their shares of Isle of Capri. The business address of GFIL Holdings, LLC is 2117 State Street, Suite 300, Bettendorf, Iowa 52722.

                   (d) - (e)  During the last five years, none of the persons filing this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   (f)  The citizenship of each of the persons filing this report is the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The members of the Goldstein Family Group have entered into a Contribution Agreement, dated as of October 15, 2010 (the “Contribution Agreement”), pursuant to which the Filing Persons and certain other Goldstein family trusts or entities (collectively, the “Goldstein Family Group”) have contributed an aggregate of 16,065,457 shares of common stock, par value $.01 per share (the “Common Stock”), of Isle of Capri Casinos, Inc., a Delaware corporation (“Isle of Capri” or the “Issuer”), to GFIL Holdings, LLC, a Delaware limited liability company (“GFIL”), in exchange for an aggregate of 16,065,457 units of membership interests in GFIL.  For purposes of the Contribution Agreement, the value associated with each share of Common Stock contributed by the members of the Goldstein Family Group was $7.89, which was the closing price of the Common Stock on October 14, 2010, as reported by the Nasdaq Stock Market.  A copy of the Contribution Agreement is attached hereto as Exhibit 99.1 and incorporated by reference herein.

ITEM 4.  PURPOSE OF TRANSACTION

As set forth in Item 3 above, as of October 15, 2010, the members of the Goldstein Family Group have entered into the Contribution Agreement pursuant to which the members of the Goldstein Family Group have contributed an aggregate of 16,065,457 shares of Common Stock to GFIL in exchange for an aggregate of 16,065,457 units of membership interests in GFIL.  The Goldstein Family Group has formed GFIL and entered into the transactions set forth in the Contribution Agreement to provide for the collective ownership of their shares of the Common Stock.  GFIL is managed by a board of managers consisting of representatives elected by the members of three family groups.  The initial managers are Jeffrey D. Goldstein, Richard A. Goldstein and Robert S. Goldstein.

As previously disclosed, the Filing Persons and certain other members of the Goldstein family were previously parties to an Agreement, dated as of April 30, 2010 (the “Goldstein Family Agreement”), related to their ownership of the Issuer’s stock. The Goldstein Family Agreement included, among other things, an agreement by the parties to coordinate their efforts with each other with respect to their ownership of securities of the Issuer and ensure the interests of the Goldstein family were appropriately considered by the Board of Directors of the Issuer.  In connection with the contribution of Common Stock to GFIL pursuant to the Contribution Agreement, the parties terminated the Goldstein Family Agreement effective as of October 15, 2010.

CUSIP No. 147575104                                 Schedule 13D                                                Page 7 of 10

As previously disclosed, the Filing Persons and certain other Goldstein family trusts or entities and a Special Committee of the Board of Directors of the Company engaged in various discussions directed at facilitating a proposed public offering of Common Stock by the Issuer while giving due consideration of the majority ownership position of the Goldstein family.  On June 27, 2010, members of the Goldstein family and the Issuer entered into an Agreement, dated as of June 27, 2010 (the “Governance Agreement”), pursuant to which the Goldstein family agreed to approve certain amendments to the Issuer’s certificate of incorporation and the Issuer’s bylaws and agreed to support the Issuer’s efforts to raise capital.  Under the terms of the Governance Agreement, if an underwriting agreement with respect to a firm commitment underwritten offering of shares of the Common Stock was not executed on or prior to July 23, 2010, the agreement would lapse and, as a result, the amendments to the certificate of incorporation and bylaws and other governance matters would not go into effect.  Before July 23, 2010, the Issuer postponed its planned public offering and the Governance Agreement provisions did not go into effect.

Except as set forth herein, the Filing Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.  Each of the Filing Persons intends to review its holdings in the Issuer from time to time.  Depending upon various factors, the Filing Persons may at any time determine to sell all or part of their holdings in the Issuer, acquire additional shares of Common Stock, in either case in the open market, in privately negotiated transactions or otherwise, or engage or participate in a transaction or series of transactions with the purpose or effect of influencing control over the Issuer.  These factors include, without limitation:

•           the price and availability of the Common Stock,

•           subsequent developments affecting the Issuer,

•           the business prospects of the Issuer,

•           global and U.S. market and economic conditions,

•           tax and estate planning considerations,

•           other investment and business opportunities available to the Filing Persons,

•           changes in law or government regulations,

•           the costs associated with maintaining the public listing of the Issuer,

•           discussions with the Issuer’s Board of Directors, management and third parties, and

•           other factors deemed relevant by the persons filing this schedule.

*        *        *        *        *        *

Each of Jeffrey D. Goldstein, Richard A. Goldstein and Robert S. Goldstein is a member of the Board of Directors of Isle of Capri.  In such capacities, each of them is party to decision-making that from time to time involves matters related to those described in Items 4(b) through (j) of Schedule 13D.  Responses set forth herein refer to plans or proposals of the Filing Persons only, and are not intended to include decisions of Isle of Capri in which Jeffrey D. Goldstein, Robert S. Goldstein or Richard A. Goldstein may participate as members of the Board of Directors of Isle of Capri.  Each of Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein expressly disclaims any obligation to report on any plans or proposals with respect to the transactions described in this Item 4 that develop solely as a result of his involvement in the ongoing management of Isle of Capri as a member of its Board of Directors.

CUSIP No. 147575104                                 Schedule 13D                                                Page 8 of 10

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)       As of the date of this Schedule 13D, the persons filing this Schedule 13D Amendment beneficially owned in the aggregate 16,297,592 shares of Common Stock, or approximately 49.8% of the issued and outstanding shares of Common Stock.  The percentage above is calculated based upon the 32,747,672 shares of Common Stock issued and outstanding (which number excludes shares held by Isle of Capri) as of August 31, 2010.

(b)       The number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition is reflected in the table below for each of the persons filing this Schedule 13D Amendment:

Name	Sole Voting	Shared Voting	Sole Dispositive Power	Shared Dispositive Power
Jeffrey D. Goldstein Richard A. Goldstein Robert S. Goldstein GFIL Holdings, LLC	36,000 29,465 67,194 16,065,457 (4)	16,164,933 (1) 16,164,933 (2) 16,164,933 (3) 0	36,000 29,465 67,194 16,065,457 (4)	16,164,933 (1) 16,164,933 (2) 16,164,933 (3) 0

___________________

(1)         Includes 16,065,457 shares of which Jeffrey D. Goldstein, as manager of GFIL Holdings, LLC, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director, and 24,476 shares held in an IRA account over which Mr. Goldstein has a power of attorney which includes voting and dispositive power.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(2)         Includes 16,065,457 shares of which Richard A. Goldstein, as manager of GFIL Holdings, LLC, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director, and 24,476 shares held in an IRA account over which Mr. Goldstein has a power of attorney which includes voting and dispositive power.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(3)         Includes 16,065,457 shares of which Robert S. Goldstein, as manager of GFIL Holdings, LLC, has indirect beneficial ownership, 75,000 shares in a family private foundation of which he is a director, and 24,476 shares held in an IRA account over which Mr. Goldstein has a power of attorney which includes voting and dispositive power.  Such indirect beneficial ownership arises from the power to vote or to direct the vote or the power to dispose or direct the disposition of such shares and does not necessarily constitute a personal ownership interest in such shares.

(4)         Shares owned by GFIL Holdings, Inc. are reported as beneficially owned by Jeffrey D. Goldstein, Robert S. Goldstein and Richard A. Goldstein.

CUSIP No. 147575104                                 Schedule 13D                                                Page 9 of 10

Except to the extent expressly stated herein, each Filing Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Filing Person.

(c)       Except as described in Item 3 hereof, the persons filing this Schedule 13D amendment did not engage in any transactions in shares of Isle of Capri during the last 60 days except that on October 5, 2010, Jeffrey D. Goldstein, Richard A. Goldstein and Robert S. Goldstein received a grant of 21,197, 21,197, and 38,861 shares of restricted stock, respectively.

(d)       To the knowledge of the persons filing this Schedule 13D amendment, no other persons, have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the shares owned by such persons.

(e)       Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended to add the following:

            On October 15, 2010, the members of the Goldstein Family Group entered into the Contribution Agreement, the terms of which are described in Item 3 hereof and incorporated by reference herein.

            As described in Item 4 hereof and incorporated by reference herein, in connection with the contribution of Common Stock to GFIL pursuant to the Contribution Agreement, the parties to the Goldstein Family Agreement terminated the Goldstein Family Agreement effective as of October 15, 2010.

            On July 23, 2010, the actions contemplated by the Governance Agreement did not go into effect in accordance with the terms of the Governance Agreement, as described in Item 4 hereof and incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended to add the following:

             Exhibit     Description

             99.1          Contribution Agreement, dated as of October 15, 2010, by and among GFIL Holdings, LLC, Richard A. Goldstein, Jeffrey D. Goldstein Trust, Richard A. Goldstein Trust, Robert S. Goldstein Trust, Goldstein Group, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P., I.G. Isle Partnership, Jeffrey D. Goldstein 2008 Irrevocable Trust, Richard A. Goldstein 2008 Irrevocable Trust and Robert S. Goldstein 2008 Irrevocable Trust.

             99.2          Termination Agreement, dated as of October 15, 2010, by and among Jeffrey D. Goldstein, Richard A. Goldstein, Robert S. Goldstein, Goldstein Group, Inc., B.I.J.R.R. Isle, Inc., B.I. Isle Partnership, L.P., Rob Isle Partnership, L.P., Rich Isle Partnership, L.P., Jeff Isle Partnership, L.P., I.G. Isle Partnership, L.P., Robert S. Goldstein 2008 Irrevocable Trust, Joshua Millan and Nathan Millan.

             99.3          Joint Filing Agreement and Power of Attorney dated as of October 15, 2010.

CUSIP No. 147575104                                 Schedule 13D                                              Page 10 of 10

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 2010

                                                               /s/ Jeffrey D. Goldstein

                                                             Jeffrey D. Goldstein

                                                               /s/ Richard A. Goldstein

                                                             Richard A. Goldstein

                                                               /s/ Robert S. Goldstein

                                                             Robert S. Goldstein

                                                             GFIL HOLDINGS, LLC

                                                             By:       /s/ Robert S. Goldstein*

                                                             Robert S. Goldstein, its Attorney-in-Fact

                                                             *By:     /s/ Robert S. Goldstein

                                                                       Robert S. Goldstein

                                                                       Attorney-in-Fact